EXHIBIT 99.1



[AXCAN PHARMA LOGO]                                  AXCAN PHARMA INC.


                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada  J3H 6C4

                                                     Tel.:  (450) 467-5138
                                                     1 800 565-3255
                                                     Fax:   (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.


TSX SYMBOL (Toronto Stock Exchange):                                         AXP


NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA


DATE:                                                          November 10, 2004
Press Release for immediate distribution

              AXCAN REPORTS FOURTH QUARTER AND FISCAL 2004 RESULTS REVENUE UP 36% TO $243.6 MILLION AND DILUTED EPS UP 34% TO $0.98

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the fourth quarter and fiscal year ended September 30, 2004 (all amounts stated in U.S. dollars). For the quarter and the fiscal year ended September 30, 2004, the Company reported revenue growth of 25% to $60.9 million and 36% to $243.6 million respectively compared to the same periods in fiscal 2003. Net income was $13.3 million, or $0.26 per share (fully diluted) and $48.7 million, or $0.98 per share (fully diluted) for the fourth quarter and fiscal year 2004 respectively. Fiscal 2004 net income represents a 46% increase over fiscal 2003 net income before takeover-bid expenses, acquired in-process research and related income taxes of $33.4 million (a non U.S. GAAP measure as defined in the attached Management's Discussion and Analysis of financial condition and results of operations), and fiscal 2004 earnings per share (fully diluted) are 34% over fiscal year 2003 earnings per share (fully diluted) excluding takeover-bid expenses, acquired in-process research and related income taxes.

"During fiscal 2004, Axcan showed consistency and commitment in executing its growth strategy, and this translated into strong financial performance," stated Leon F. Gosselin, President and Chief Executive Officer of Axcan. "We are very pleased to have met our corporate objectives for the year and believe we are now poised to seize the tremendous opportunities that await Axcan as it enters a new era of strong future growth."

HIGHLIGHTS OF THE QUARTER AND FISCAL 2004

Axcan's fourth quarter marks five full years of strong growth in revenue and earnings. The Company continues to successfully develop its core gastroenterology franchises by extending its product lines, maintaining market share for its key products and increasing global market penetration. The Company believes that it is currently well positioned for strong future growth with a solid core of gastrointestinal franchises and a deep pipeline, including potential blockbuster, ITAX (Itopride Hydrochloride).

PRODUCT SALES

In fiscal 2004, the revenue increase primarily resulted from $41.8 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003 and strong sales of CANASA in the U.S. Revenues from sales made by the French subsidiary, following the acquisitions of DELURSAN as well as the PANZYTRAT product line also contributed to the increase.

Key sales figures for fiscal 2004 are as follows:

      o Worldwide sales of pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) remained relatively stable at $57.6 million compared to $57.9 million in fiscal 2003. PANZYTRAT acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales in fiscal 2003 and $13.5 million in fiscal 2004;

      o Worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 4% to $56.1 million. DELURSAN, which was acquired in the second quarter of fiscal 2003, accounted for $6.9 million of these sales in fiscal 2003 and $ 10.8 million in fiscal 2004;

      o Sales of mesalamine (CANASA and SALOFALK) amounted to $50.3 million, a 92% increase from the prior year;

      o Sales of the AVAX product line amounted to $41.8 million. The AVAX product line includes CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. These products were acquired from Aventis in November 2003;

      o Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, remaining stable compared to the prior year;

      o Sales of other products in Europe, mainly LACTEOL and TAGAMET amounted to $23.7 million, a 14% decrease over the prior year. This decrease is mainly due to lower sales of TAGAMET following changes in the regulatory rules applicable to this product.

RECENT DEVELOPMENTS

PRODUCT LAUNCHES

URSO FORTE(TM)
In July 2004, Axcan received approval from the U.S. Food and Drug Administration ("FDA") for the use of a new, double-strength tablet formulation of URSO (ursodiol, URSO 500mg tablets). This new formulation simplifies the dosing regimen used in the treatment of Primary Biliary Cirrhosis. The product was launched recently across the United States under the brand name URSO Forte(TM).

PHOTOBARR - European Union Market Authorization
In March 2004, the European Commission granted Axcan market authorization for use in the European Union ("EU") of PHOTOBARR (porfimer sodium), its photodynamic therapy ("PDT") for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus. PHOTOBARR was also granted orphan medical product status at the time of its submission, which guarantees Axcan exclusive marketing rights for PHOTOBARR in the European Union for a ten-year period from March 2004. This represented a significant milestone for Axcan, because this was its first European regulatory approval.


                                                               AXCAN PHARMA INC.

APPROVALS

1-GRAM MESALAMINE SUPPOSITORY
November 5, 2004, Axcan received approval from the U.S. Food and Drug Administration for the use of a new, 1-gram mesalamine suppository dosage form, to be administered once-per-day, for the treatment of ulcerative proctitis.

PENDING APPROVALS

SALOFALK 750 MG TABLETS
Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company filed a supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004. Axcan expects approval in the first quarter of fiscal 2005 and expects to launch the product in Canada soon thereafter.

HELIZIDE
The Company is in the process of qualifying a manufacturer of biskalcitrate potassium (bismuth salt) a component of the Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates FDA re-submission by the middle of calendar 2005. Assuming approval, the Company expects to launch the product in the second half of fiscal 2006.

RESEARCH AND DEVELOPMENT UPDATE

PHASE III STUDIES

ITAX
In May 2004, Axcan obtained the approval of the Therapeutic Products Directorate ("TPD") of Health Canada and Investigational New Drug ("IND") clearance from the Gastro-intestinal division of the FDA, required to initiate Phase III clinical trials to demonstrate the safety and efficacy of ITAX (itopride Hydrochloride) in the treatment of functional dyspepsia (also known as non ulcer dyspepsia).

Enrollment for the Phase III studies, which are being conducted in North America and Western Europe, is well underway and should be completed in the first half of calendar year 2005. More recently, a cardiac safety study was completed, and top-line data is expected to be released during the first quarter of fiscal 2005. Axcan expects to file an NDA during the first quarter of fiscal 2006.

Axcan also plans to study ITAX as a treatment for diabetic gastroparesis. As previously announced, Axcan believes that, if approved by the FDA, ITAX has the potential to become its largest selling product, and expects to launch this product in the U.S., Canada, Germany, U.K. and France in early fiscal 2007.

CANASA / SALOFALK  rectal gel
Axcan completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results are expected to be available in the first quarter of fiscal 2005. Assuming the results of the Phase III studies are positive, the Company plans to submit regulatory filings for approvals in the United States and Canada and hopes to launch the rectal gel in the United States and Canada in the third quarter of fiscal 2006.



                                                               AXCAN PHARMA INC.

HEPENAX
L-Ornithine L-Aspartate salt ("LOLA"), which is known as HEPENAX, was developed by Merz Pharmaceuticals GmbH in Germany and is licensed to Axcan. The Company intends to further develop HEPENAX in North America and Europe for patients suffering from Porto-Systemic Encephalopathy ("PSE"), a condition used to describe the deleterious effects of liver failure on the central nervous system. The Company plans conduct a Phase II/III clinical development program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. The Company initiated its clinical research program in the third quarter of fiscal 2004 and expects to complete such studies towards the end of fiscal 2006.

PHOTOFRIN
PHOTOFRIN is approved in a number of countries for the treatment of different forms of cancers. Axcan is currently investigating the use of PHOTOFRIN for the treatment of cholangiocarcinoma, a serious bile duct (liver) cancer with a high mortality rate. The treatment under investigation combines PHOTOFRIN with PDT and the stenting of the bile ducts. It is anticipated that the proposed Phase III study will start in the first quarter of fiscal 2005.

PRE-CLINICAL, PHASE I AND PHASE II

NCX-1000
The FDA has accepted an Investigational New Drug Application ("IND) for NCX-1000, a patented, nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, is almost completed. Phase II studies are planned to begin during fiscal 2005. Completion of the entire clinical program is expected to occur in calendar year 2007.

Ursodiol Disulfate
Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Axcan initiated animal toxicity studies in the fourth quarter of fiscal 2004, which will be followed by clinical Phase I studies. Also, Axcan intends to pursue the development of an intravenous ursodiol disulfate to be used in the domain of liver transplant.

NMK 150
Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product will be developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter clinical development in the first half of calendar year 2005.

NMK 250
Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g., following surgery for cancer or due to cystic fibrosis). Norax expects to complete the formulation work during the second quarter of fiscal 2005.



                                                               AXCAN PHARMA INC.

INTERIM FINANCIAL REPORT

This release includes, by reference, the fourth quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis (MD&A) including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, will be filed with applicable U.S. and Canadian regulatory authorities.


CONFERENCE CALL

Axcan will host a conference call at 4:30 P.M. EST, on November 10, 2004. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days. The telephone numbers to access the conference call are (800) 814-4941 (Canada and United States) or
(416) 850-1243 (international). A replay of the call will be available until November 17, 2004. The telephone number to access the replay of the call is
(416) 640-1917 code: 21100317.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995. This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties.Actual results could differ materially from those projected herein and depend on a number of factors, including, but not limited to, the successful and timely completion of clinical studies, the difficulty of predicting FDA and other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in our operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and under the Canadian Securities Commissions. The Company disclaims any obligation to update these forward-looking statements. The reader is cautioned not to rely on these forward-looking statement.

The names ITAX, Photobarr, Salofalk, Hepenax, Urso, Photofrin and Canasa appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.



Management  Discussion  and  Analysis  (MD&A),  Financial  Statements  and Notes
Attached

INFORMATION:        David W. Mims
                    Executive Vice President and Chief Operating Officer
                    Axcan Pharma Inc.
                    Tel: (205) 991-8085 ext. 3223

Or                  Julie M. Thibodeau
                    Manager, Investor Relations
                    Axcan Pharma Inc.
                    Tel: (450) 467-2600 ext. 2062
                    www.axcan.com


                                                               AXCAN PHARMA INC.

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. In addition, as at September 30, 2004, Axcan had one product pending approval, a new formulation for a product currently marketed in the United States. Axcan also has a number of other pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. Axcan reported revenue of $60.9 million and operating income of $20.5 million for the three-month period ended September 30, 2004. For the year ended September 30, 2004, revenue was $243.6 million and operating income was $76.8 million.

Much of Axcan's recent sales growth is derived from sales in the United States and from sales by its French subsidiary, following recent acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories ("Abbott") and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $166.7 million (68.4% of total revenue) for the year ended September 30, 2004, compared to $113.9 million (63.6% of total revenue) for fiscal 2003. In Canada, revenue was $28.0 million (11.5% of total revenue) for the year ended September 30, 2004, compared to $20.6 million (11.5% of total revenue) for fiscal 2003. In Europe, revenue was$48.7 million (20.0 % of total revenue) for the year ended September 30, 2004, compared to $44.5million (24.8 % of total revenue) for fiscal 2003.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.



                                                               AXCAN PHARMA INC.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and charge-backs, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and charge-backs. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an



                                                               AXCAN PHARMA INC.

indefinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant permanent impairment in value. Intangible assets with finite life are amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

Acquisition of Products

On November 18, 2003, the Company acquired the rights to a group of products from Aventis. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. The $145.0 million purchase price was paid out of Axcan's cash on hand.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period, the seller in each of these acquisition transactions acts as selling agent for the management of these products. For the year ended September 30, 2004, sales of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2004 were $7,667,940, the Company only included in its revenue an amount of $4,685,673 representing the net sales less cost of goods sold and other seller related expenses.


Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:



                                                               AXCAN PHARMA INC.

                                        For the three-month            For the year
                                     period ended September 30      ended September 30
                                    ---------------------------  -------------------------
                                            2004          2003          2004         2003
                                    -------------  ------------  ------------ ------------
                                               %             %             %            %
Revenue                                    100.0         100.0         100.0        100.0
------------------------------------------------------------------------------------------
Cost of goods sold                          18.2          26.2          22.3         24.8
Selling and administrative expenses         30.2          34.8          31.3         35.2
Research and development expenses           11.1           5.8           8.2          6.8
Acquired in-process research                 --           24.6           --           6.7
Depreciation and amortization                6.8           4.2           6.7          4.5
------------------------------------------------------------------------------------------
                                            66.3          95.6          68.5         78.0
------------------------------------------------------------------------------------------

Operating income                            33.7           4.4          31.5         22.0
------------------------------------------------------------------------------------------

Financial expenses                           3.0           3.4           2.8          2.4
Interest income                             (0.6)         (1.1)         (0.3)        (0.9)
Loss (gain) on foreign exchange             (0.3)          --           (0.1)         --
Takeover-bid expenses                        --            --            --           2.1
------------------------------------------------------------------------------------------
                                             2.1           2.3           2.4          3.6
------------------------------------------------------------------------------------------

Income before income taxes                  31.6           2.1          29.1         18.4
Income taxes                                 9.7           6.0           9.1          7.3
------------------------------------------------------------------------------------------
Net income                                  21.9          (3.9)         20.0         11.1
------------------------------------------------------------------------------------------


Periods ended September 30, 2004 compared to periods ended September 30, 2003

Revenue

Revenue increased $12.2 million (25.1 %) to $60.9 million for the fourth quarter ended September 30, 2004 from $48.7 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2004, revenue was $243.6 million compared to $179.1 million for the preceding fiscal year, an increase of 36.0%. This increase in revenue primarily resulted from $41.8 million in U.S. and Canadian sales of the AVAX product line, which was acquired in November 2003 and strong sales of CANASA in the U.S. Revenues from sales made by the French subsidiary, following the acquisition of DELURSAN as well as the PANZYTRAT product line, also contributed to the increase.

Cost of goods sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold decreased $1.6 million (12.6%) to $11.1 million for the quarter ended September 30, 2004 from $12.7 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended September 30, 2004 decreased as compared to the corresponding quarter of the preceding fiscal year from 26.1% to 18.2%. For the year ended September 30, 2004, cost of goods sold was $54.2 million (22.2% of revenue) compared to $44.5 million (24.8% of revenue) for the preceding fiscal year. These decreases in the cost of goods sold as a percentage of revenue were due to the increase in sales of products with a higher margin in the United States and an improved margin in Europe.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $1.4 million (8.2%) to $18.4 million for the quarter ended September 30, 2004 from $17.0 million for the



                                                               AXCAN PHARMA INC.

corresponding quarter of the preceding fiscal year. For the year ended September 30, 2004, selling and administrative expenses increased $13.3 million (21.1%) to $ 76.4 million from $63.1 million for the preceding fiscal year. These increases are mainly due to an increase in our sales force as a result of the recent acquisition of additional product rights.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf, as well as the salaries and benefits paid to its personnel involved in research and development projects. Excluding acquired in-process research, research and development expenses increased $4.0 million (142.9 %) to $6.8 million for the quarter ended September 30, 2004 from $2.8 million for the corresponding quarter of the preceding fiscal year and $7.8 million (64.5%) to $19.9 million for the year ended September 30, 2004, from $12.1 million for the preceding fiscal year. These increases are mainly due to the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

Acquired in-process research

The acquired in-process research of $12.0 million for the year ended September 30, 2003 was a result of the acquisition of an exclusive license for North America, the European Union and Latin America from Abbott to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research liability. As this product had not reached technological feasibility and had no known alternative use, it was considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition.


Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $2.1 million (100.0%) to $4.2 million for the quarter ended September 30, 2004 from $2.1 million for the corresponding quarter of the preceding fiscal year and $8.3 million (102.5%) to $16.4 million for the year ended September 30, 2004 from $8.1 million for the preceding fiscal year. These increases aremainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of TAGAMET, which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $0.1 million (5.9%) to $1.8 million for the quarter ended September 30, 2004 from $1.7 million for the corresponding quarter of the preceding fiscal year and increased $2.6 million (60.5%) to $6.9 million for the year ended September 30, 2004 from $4.3 million for the preceding fiscal year. The increase for the year ended September 30, 2004 is mainly due to the Company recognizing a full year's worth of interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003 and the amortization of deferred debt issue expenses.



                                                               AXCAN PHARMA INC.

Takeover-bid expenses

On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmacenticals Inc. ("Salix"), which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.


Income Taxes

Income taxes amounted to $5.9 million for the quarter ended September 30, 2004, compared to $2.9 million for the quarter ended September 30, 2003. Income taxes amounted to $22.3 million for the year ended September 30, 2004 compared to $13.0 million for the preceding fiscal year. The effective tax rates were 31.4% for the year ended September 30, 2004 and 39.5% for the year ended September 30, 2003. The acquired in-process research is deductible at a lower rate than most operating expenses. As discussed below in "net income", excluding acquired in-process research and takeover bid expenses, the effective tax rate was 31.4% for the year ended September 30, 2003.

Net income

Net income was $13.3 million or $0.29 of basic income per share and $0.26 of diluted income per share, for the quarter ended September 30, 2004, compared to a net loss of $1.9 million or $0.04 of basic and diluted loss per share for the corresponding quarter of the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.0 million for the quarter ended September 30, 2003 to 45.6 million for the quarter ended September 30, 2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 45.7 million for the quarter ended September 30, 2003 to 55.2 million for the quarter ended September 30, 2004 because the shares issuable under the convertible subordinated notes are included because a trigger event giving holders the right to convert their notes occurred in each of the second, third and fourth quarter of this fiscal year as a result of the stock trading price exceeding 110% of the conversion price of the convertible notes.

Net income was $48.7 million or $1.08 of basic income per share and $0.98 of diluted income per share, for the year ended September 30, 2004, compared to $19.9 million or $0.44 of both basic and diluted income per share for the preceding year.

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover-bid expenses, acquired in-process research and related income taxes for the periods ended September 30, 2004 and 2003 were as follows:



                                                               AXCAN PHARMA INC.

                                           For the three-month            For the year
                                        period ended September 30      ended September 30
                                        --------------------------  -------------------------
                                               2004          2003          2004         2003
                                        ------------  ------------  ------------ ------------
                                                  $             $             $            $
Net income (loss) in accordance
  with U.S. GAAP                             13,320        (1,904)       48,728       19,925
Plus:  Takeover-bid expenses                     --            --            --        3,697
       Acquired in-process research              --        12,000            --       12,000
Less:  Related income taxes                      --          (982)           --       (2,272)
---------------------------------------------------------------------------------------------

Net income excluding takeover-bid
  expenses, acquired in-process
  research and related income taxes          13,320         9,114        48,728       33,350
=============================================================================================

Income per common share excluding
  takeover- bid expenses,  acquired
  in-process research and related
  income taxes
    Basic                                      0.29          0.20          1.08         0.74
    Diluted                                    0.26          0.20          0.98         0.73


This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain expenses unrelated to our operations and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. and Canadian GAAP results of operations.

Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the quarter ended September 30, 2004 was $13.3 million or $0.29 of basic income per share and $0.26 of diluted income per share compared to $9.1 million or $0.20 of basic and diluted income per share for the corresponding quarter of the preceding year.

Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2004 was $48.7 million or $1.08 of basic income per share and $0.98 of diluted income per share compared to $33.4 million of net income or $0.74 of basic income per share and $0.73 of diluted income per share for the year ended September 30, 2003.



                                                               AXCAN PHARMA INC.

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP, which affect net income for the periods ended September 30, 2004 and 2003, are summarized in the following table:

                                                 For the three-month         For the year ended
                                              period ended September 30         September 30
                                               -----------------------    -----------------------
                                                    2004         2003           2004        2003
                                               ----------  -----------    ----------- -----------
                                                        $            $              $           $
Net income (loss) in accordance with U.S. GAAP     13,320       (1,904)        48,728      19,925
Implicit interest on convertible debt              (1,103)      (1,008)        (4,234)     (2,292)
Acquired in-process research                           --       12,000             --      12,000
Amortization of new product acquisition costs         (14)         (14)           (54)        (54)
Income tax impact of the above adjustments              5         (977)            20        (962)
--------------------------------------------------------------------------------------------------

Net earnings in accordance with Canadian GAAP      12,208        8,097         44,460      28,617
==================================================================================================

On March 5, 2003, the Company closed an offering of $125million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, $24,238,899 was included in shareholders' equity as equity component of the convertible debt and $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the year ended September 30, 2004, implicit interest in the amount of $4,233,768 ($2,292,478 in 2003) was recognized and added to the liability component.

Under Canadian GAAP, research and development expenses are stated net of related tax credits, which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in results of operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments decreased $133.0 million to $37.9 million at September 30, 2004 from $170.9 million at September 30, 2003. As of September 30, 2004, working capital was $87.7 million, compared to $174.8 million at September 30, 2003. These decreases are mainly due to the acquisition of the rights to the AVAX product line for a total cash purchase price of $145.0 million plus transaction expenses.

Total assets increased $64.3 million (11.8%) to $609.6 million as of September 30, 2004 from $545.3 million as of September 30, 2003. Shareholders' equity increased $61.1 million (18.5%) to $392.1 million as of September 30, 2004 from $331.0 million as of September 30, 2003.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the



                                                               AXCAN PHARMA INC.

acquisition of Axcan URSO.

Since September 22, 2004, the Company has had an amended credit facility with a banking syndicate consisting of a $125 million 364-day extendible revolving facility with a two-year term-out option maturing on September 22, 2007.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of September 30, 2004, Axcan was in compliance with all covenants under the credit facility.

The interest rate under the credit facility varies, depending on the Company's leverage between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars or in Canadian dollar equivalents. As at September 30, 2004, there was no amount outstanding under this credit facility.

Cash Flows and Financial Resources

Cash flows from operating activities decreased $10.6 million (212.0%) from $5.0 million of cash provided by operating activities for the three-month period ended September 30, 2003 to $5.6 million of cash used by operating activities for the three-month period ended September 30, 2004. Cash flows used for financing activities for the three-month period ended September 30, 2004 were $0.4 million and cash flows used for investment activities for the same period were $6.3 million. For the year ended September 30, 2004 cash flows from operating activities decreased $28.1 million (54.6 %) from $51.5 million of cash provided by operating activities for the year ended September 30, 2003 to $23.4 million. This decrease is mainly due to the increase in accounts receivable and inventories during this fiscal year following the increase in sales and the acquisition of new products. Cash flows from financing activities for the year ended September 30, 2004 were $3.3 million. Cash flows used by investment activities for the year ended September 30, 2004 were $42.7 million mainly due to the net cash used for the acquisition of intangible assets for $149.6 million and property, plant and equipment for $13.4 million with the proceeds from the disposal of short term investments.

Axcan's research and development expenses totaled $19.9 million for fiscal 2004. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.



                                                               AXCAN PHARMA INC.

Earnings coverage
Based on unaudited financial statements, the earnings coverage ratios are the following:

Under U.S. GAAP, for the twelve months ended September 30, 2004, our interest requirements amounted to $6.0 million on a pro forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, was 12.8 to one.

Under Canadian GAAP, for the twelve months ended September 30, 2004, our interest requirements amounted to $10.6 million on a pro forma basis and our earnings coverage ratio was 7.3 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.6 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities.
Inflation has not had a significant impact on Axcan's results of operations.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.



                                                               AXCAN PHARMA INC.

Volatility of Share Prices

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.


Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contains information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include but are not limited to the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.




On behalf of Management,
(signed)
Jean Vezina
Vice President, Finance and Chief Financial Officer



                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.

Consolidated Balance Sheets                                                                                  U.S. GAAP
----------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
                                                                                           September 30   September 30
                                                                                                  2004            2003
                                                                                         --------------- -------------

ASSETS                                                                                      (unaudited)
                                                                                                     $               $
Current assets
  Cash and cash equivalents                                                                     21,979          37,773
  Short-term investments available for sale                                                     15,922         133,112
  Accounts receivable                                                                           46,585          19,685
  Income taxes receivable                                                                        9,196           5,294
  Inventories (Note 3)                                                                          37,270          20,163
  Prepaid expenses and deposits                                                                  3,494           2,794
  Deferred income taxes                                                                          4,586           6,214
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           139,032         225,035

Investments                                                                                         --           1,002
Property, plant and equipment, net                                                              31,252          20,331
Intangible assets, net (Note 4)                                                                407,875         265,423
Goodwill, net                                                                                   27,467          27,550
Deferred debt issue expenses, net                                                                3,088           4,233
Deferred income taxes                                                                              930           1,775
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                   609,644         545,349
======================================================================================================================

LIABILITIES

Current liabilities
  Accounts payable and accured liabilities                                                      47,917          43,418
  Income taxes payable                                                                             731           4,821
  Instalments on long-term debt                                                                  1,778           1,528
  Deferred income taxes                                                                            936             494
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                       51,362          50,261

Long-term debt                                                                                 127,916         129,474
Deferred income taxes                                                                           38,290          34,603
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                              217,568         214,338
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Series A, preferred shares, without par value, shares authorized; 14,175,000;
  no shares issued.                                                                                 --              --
Series B, preferred shares,  without par value shares authorized; 12,000,000;
  no shares issued.                                                                                 --              --
Common shares, without par value of unlimited shares authorized; 45,562,336 issued as at
  September 30, 2004 and 45,004,320 as at September 30, 2003.                                  260,643         255,743
Retained earnings                                                                              112,362          63,634
Accumulated other comprehensive income                                                          19,071          11,634
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                     392,076         331,011
----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                     609,644         545,349
======================================================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity                                            U.S. GAAP
------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data
(unaudited)
                                          For the        For the
                                          three-month    three-month     For the        For the
                                          period ended   period ended    year ended     year ended
                                          September 30,  September 30,   September 30,  September 30,
                                          2004           2003            2004           2003
                                          -------------  -------------   -------------  --------------
Common shares (number)
Balance, beginning of period               45,556,032      44,989,347     45,004,320      44,863,198
  Exercise of options                           6,304          14,973        558,016         141,122
------------------------------------------------------------------------------------------------------
Balance, end of period                     45,562,336      45,004,320     45,562,336      45,004,320
======================================================================================================

                                                    $               $              $               $
Common shares
Balance, beginning of period                  260,572         255,611        255,743         254,640
  Exercise of options                              71             132          4,900           1,103
------------------------------------------------------------------------------------------------------
Balance, end of period                        260,643         255,743        260,643         255,743
------------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                   99,042          65,538         63,634          43,709
  Net income (loss)                            13,320          (1,904)        48,728          19,925
------------------------------------------------------------------------------------------------------
Balance, end of period                        112,362          63,634        112,362          63,634
------------------------------------------------------------------------------------------------------

Accumulated other comprehensive
  income (loss)
Balance, beginning of period                   16,834           9,548         11,634          (3,562)
  Foreign currency translation adjustments      2,237           2,086          7,437          15,196
------------------------------------------------------------------------------------------------------
Balance, end of period                         19,071          11,634         19,071          11,634
------------------------------------------------------------------------------------------------------
Total shareholders' equity                    392,076         331,011        392,076         331,011
======================================================================================================

Comprehensive income
Foreign currency translation adjustments        2,237           2,086          7,437          15,196
Net income (loss)                              13,320          (1,904)        48,728          19,925
------------------------------------------------------------------------------------------------------
Total comprehensive income                     15,557             182         56,165          35,121
======================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.
Consolidated Statements of Cash Flows                                                                     U.S. GAAP
---------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
(unaudited)
                                                         For the
                                                         three-month    For the
                                                         period         three-month     For the        For the
                                                         ended          period ended    year ended     year ended
                                                         September      September       September      September
                                                         30,            30,             30,            30,
                                                         2004           2003            2004           2003
                                                         -----------    ------------    -----------    --------------
                                                                   $               $              $               $

Operations
Net income (loss)                                             13,320         (1,904)         48,728          19,925
Non-cash items
  Non-controlling interest                                        --             --              --            (103)
  Amortization of deferred debt issue
    expenses                                                     291             260          1,144             646
  Other depreciation and amortization                          4,164           2,052         16,359           8,063
  Loss on disposal of assets                                     501           1,130            475           1,130
  Foreign currency fluctuation                                  (89)             567            342             305
  Deferred income taxes                                        2,847           (329)          6,625           1,848
  Share in net loss (income) of joint                             31            (18)           (25)             106
  ventures
  Changes in working capital items
    Accounts receivable                                     (15,128)           3,038       (27,795)           5,569
    Income taxes receivable                                  (1,373)         (1,837)        (3,773)         (4,438)
    Inventories                                              (3,700)         (2,312)       (17,157)           (417)
    Prepaid expenses and deposits                                190           (311)          (703)           (892)
    Accounts payable and accured                             (2,860)           2,181          3,191          16,547
    liabilities
    Income taxes payable                                     (3,802)           2,491        (4,051)           3,207
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                         (5,608)           5,008         23,360          51,496
---------------------------------------------------------------------------------------------------------------------
Financing
  Long-term debt                                                 --             169          2,212         126,064
  Repayment of long-term debt                                  (473)         (3,492)        (3,842)         (4,687)
  Deferred debt issue expenses                                   --             (51)            --          (4,589)
  Issue of shares                                                 71             132          4,900           1,103
---------------------------------------------------------------------------------------------------------------------
  Cash flows from financing activities                         (402)         (3,242)          3,270         117,891
---------------------------------------------------------------------------------------------------------------------
Investment
  Acquisition of short-term investments                      (3,348)        (37,398)       (20,936)       (133,112)
  Disposal of short-term investments                           3,129             --         138,074          60,740
  Disposal of investments                                        141             118          1,876             637
  Acquisition of property, plant and                         (2,335)         (2,055)       (13,409)         (4,291)
  equipment
  Disposal of property, plant and                                  8             --            405              --
  equipment
  Acquisition of intangible assets                           (3,943)         (2,360)      (149,628)        (76,093)
  Disposal of intangible assets                                  --              --            917              --
---------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                        (6,348)        (41,695)       (42,701)       (152,119)
---------------------------------------------------------------------------------------------------------------------
Foreign exchange gain on cash held
  in foreign currencies                                          103              42            277             528
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                                (12,255)        (39,887)       (15,794)          17,796
Cash and cash equivalents,
  beginning of period                                         34,234          77,660         37,773          19,977
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      21,979          37,773         21,979          37,773
=====================================================================================================================
Additional information
  Interest received                                              690           1,019          1,035           1,427
  Interest paid                                                   31             192          6,122             342
  Income taxes paid                                            9,330           3,171         23,620          12,417
=====================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.
Consolidated Statements of Operations                                                            U.S. GAAP
------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data)
(unaudited)
                                          For the          For the
                                          three-month      three-month      For the          For the
                                          period ended     period ended     year ended       year ended
                                          September 30,    September 30,    September 30,    September 30,
                                          2004             2003             2004             2003
                                          -------------    -------------    -------------    -------------
                                                      $                $                $                $

REVENUE                                          60,872           48,740          243,634          179,084
------------------------------------------------------------------------------------------------------------

Cost of goods sold                               11,060           12,738           54,247           44,459
Selling and administrative expenses              18,412           16,951           76,365           63,084
Research and development expenses                 6,760            2,808           19,866           12,098
Acquired in-process research                                      12,000                            12,000
Depreciation and amortization                     4,164            2,052           16,359            8,063
------------------------------------------------------------------------------------------------------------
                                                 40,396           46,549          166,837          139,704
------------------------------------------------------------------------------------------------------------

Operating income                                 20,476            2,191           76,797           39,380
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Financial expenses                                1,804            1,663            6,885            4,283
Interest income                                    (350)            (556)            (756)          (1,639)
Loss (gain) on foreign currency                    (202)              42             (313)             122
Takeover-bid expenses                                                                                3,697
------------------------------------------------------------------------------------------------------------
                                                  1,252            1,149            5,816            6,463
------------------------------------------------------------------------------------------------------------

Income before income taxes                       19,224            1,042           70,981           32,917
Income taxes                                      5,904            2,946           22,253           12,992
------------------------------------------------------------------------------------------------------------
NET INCOME(LOSS)                                 13,320           (1,904)          48,728           19,925
============================================================================================================

Income (loss) per common share
  Basic                                            0.29            (0.04)            1.08             0.44
  Diluted                                          0.26            (0.04)            0.98             0.44
============================================================================================================

Weighted average number of common shares
  Basic                                      45,561,149       44,993,431       45,286,199       44,914,944
  Diluted                                    55,214,113       45,714,290       52,787,964       45,607,992
============================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

1.      Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

2.      Products Acquisitions

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A for a cash purchase price of $145,000,000. The products acquired were CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott Laboratories.

During a transition period, the sellers may act as Axcan's agents for the management of sales of these products. For the year ended September 30, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2004 were $7,667,940 ($14,255,979 in 2003), the Company only included in its revenue an amount of $4,685,673 ($9,463,645 in 2003) representing the net sales less cost of goods sold and other seller related expenses.


3.      Inventories

                                                  September 30,   September 30,
                                                          2004           2003
                                                  -------------   --------------
                                                             $              $

Raw materials and packaging material                    10,311          8,441
Work in progress                                         1,781          1,466
Finished goods                                          25,178         10,256
--------------------------------------------------------------------------------
                                                        37,270         20,163
================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                             U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)


4.      Intangible Assets


                                                                      September 30, 2004
----------------------------------------------------------------------------------------
                                                             Accumulated
                                                 Cost        amortization        Net
----------------------------------------------------------------------------------------
                                                        $               $              $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                     280,034          29,869        250,165
  Indefinite life                                 170,127          12,417        157,710
----------------------------------------------------------------------------------------
                                                  450,161          42,286        407,875
========================================================================================

                                                                      September 30, 2003
----------------------------------------------------------------------------------------
                                                             Accumulated
                                                 Cost        amortization        Net
----------------------------------------------------------------------------------------
                                                        $               $              $

Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                     111,327          19,998         91,329
  Indefinite life                                 186,512          12,418        174,094
----------------------------------------------------------------------------------------
                                                  297,839          32,416        265,423
========================================================================================


The cost of the product TAGAMET was transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

5.      Segmented Information

The Company considers that it operates in a single reportable field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:



                                       For the        For the
                                       three-month    three-month     For the        For the
                                       period ended   period ended    year ended     year ended
                                       September 30,  September 30,   September 30,  September 30,
                                       2004           2003            2004           2003
                                       ------------   -------------   -------------  -------------
                                                 $               $              $               $
Revenue
Canada
Domestic sales                               7,485           5,682         28,002          20,555
Foreign sales                                   --              --             --              --
United States
Domestic sales                              41,522          30,943        162,810         113,875
Foreign sales                                1,421                          3,921
Europe
Domestic sales                               9,161          10,844         43,830          39,971
Foreign sales                                1,228           1,234          4,846           4,531
Other                                           55              37            225             152
---------------------------------------------------------------------------------------------------
                                            60,872          48,740        243,634         179,084
===================================================================================================


                                                                      September 30   September 30,
                                                                             2004            2003
                                                                      -------------  -------------
                                                                                $               $
Property, plant, equipment, intangible
assets and goodwill
Canada                                                                     40,401          14,622
United States                                                             131,242         133,695
Europe                                                                    265,417         138,113
Other                                                                      29,534          26,874
---------------------------------------------------------------------------------------------------
                                                                          466,594         313,304
===================================================================================================



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

6. Financial Information Included in the Consolidated Statement of Operations



a) Financial expenses


                                       For the        For the
                                       three-month    three-month     For the        For the
                                       period ended   period ended    year ended     year ended
                                       September 30,  September 30,   September 30,  September 30,
                                       2004           2003            2004           2003
                                       -------------  -------------   -------------  --------------
                                                 $               $              $               $
Interest on long-term debt                   1,495           1,177          5,614           3,340
Bank charges                                    18             226            127             297
Amortization of deferred debt issue
  expenses                                     291             260          1,144             646
---------------------------------------------------------------------------------------------------
                                             1,804           1,663          6,885           4,283
===================================================================================================


b)      Other information


                                       For the        For the
                                       three-month    three-month     For the        For the
                                       period ended   period ended    year ended     year ended
                                       September 30,  September 30,   September 30,  September 30,
                                       2004           2003            2004           2003
                                       -------------  -------------   -------------  --------------
                                                 $               $              $               $


Non-controling interest                         --              --             --            (103)
Rental expenses                                394             307          1,216           1,228
Depreciation of property, plant and
equipment                                      808           1,067          3,720           3,467
Amortization of intangible assets            3,356             985         12,639           4,596
Share in net income (loss) of joint ventures   (31)             18             25            (106)


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)


c) Income (loss) per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income (loss) per common share computations:


                                              For the        For the
                                              three-month    three-month     For the        For the
                                              period ended   period ended    year ended     year ended
                                              September 30,  September 30,   September 30,  September 30,
                                              2004           2003            2004           2003
                                              -------------  -------------   -------------  --------------
Net income (loss)                                       $               $              $               $
  Basic                                            13,320          (1,904)        48,728          19,925
  Financial expenses relating to the
    convertible subordinated notes                  1,012              --          3,169              --
----------------------------------------------------------------------------------------------------------
Net income (loss) on a diluted basis               14,332          (1,904)        51,897          19,925
==========================================================================================================

                                              For the        For the
                                              three-month    three-month     For the        For the
                                              period ended   period ended    year ended     year ended
                                              September 30,  September 30,   September 30,  September 30,
                                              2004           2003            2004           2003
                                              -------------  -------------   -------------  --------------
Weighted average number of
  common shares outstanding                    45,561,149      44,993,431     45,286,199      44,914,944
Effect of dilutive stock options                  728,851         548,067        820,872         472,599
Effect of dilutive balance of purchase price           --         172,792             --         220,449
Effect of dilutive convertible subordinated
  notes                                         8,924,113              --      6,680,893              --
----------------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding                 55,214,113      45,714,290     52,787,964      45,607,992
==========================================================================================================
Number of common shares
  outstanding as at November 9, 2004                                                45,562,336
==========================================================================================================

Options to purchase 283,000 and 754,100 common shares were outstanding as at September 30, 2004 and 2003 respectively but were not included in the computation of diluted income per share for the year ended September 30, 2004 and 2003 respectively because the exercise price of the options was greater than the average market price of the common shares.

The $125 million aggregate principal amount of 4 1/4%, subordinated notes due 2008 are initially convertible into 8,924,113 common shares. The notes are convertible during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. Since this trigger event occurred during the second, third and fourth quarter of the current fiscal year, the 8,924,113, common shares are included in the weighted average number of common shares outstanding for these periods. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

6.      Stock Options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:


                                          For the        For the
                                          three-month    three-month     For the        For the
                                          period ended   period ended    year ended     year ended
                                          September 30,  September 30,   September 30,  September 30,
                                          2004           2003            2004           2003
                                          -------------  -------------   -------------  --------------

Fair value per option                           $8.12           $5.94          $6.80           $5.41
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                           43%             45%            44%             46%
    Risk-free interest rate                     4.04%           4.07%          4.17%           4.43%
    Expected option life (years)                    6               6              6               6
    Expected dividend                              --              --             --              --


The Company's net income (loss), basic income (loss) per share and diluted income (loss) per share would have been on a pro-forma basis as follows:


                                       For the         For the        For the         For the
                                       three-month     three-month    three-month     three-month
                                       period ended    period ended   period ended    period ended
                                       September 30,   September 30,  September 30,   September 30,
                                       2004            2004           2003            2003
                                       -------------  -------------   -------------  --------------
                                        As reported      Pro forma     As reported      Pro forma
                                       -------------  -------------   -------------  --------------
                                                  $              $               $              $
Net income (loss)                            13,320         12,244          (1,904)        (2,707)
Basic income (loss) per share                  0.29           0.27           (0.04)         (0.06)
Diluted income (loss) per share                0.26           0.24           (0.04)         (0.06)

                                       For the         For the        For the         For the
                                       year ended      year ended     year ended      year ended
                                       September 30,   September 30,  September 30,   September 30,
                                       2004            2004           2003            2003
                                       -------------  -------------   -------------  --------------
                                        As reported      Pro forma     As reported      Pro forma
                                       -------------  -------------   -------------  --------------
                                                  $              $               $              $
Net income                                   48,728         44,442          19,925         16,707
Basic income per share                         1.08           0.98            0.44           0.37
Diluted income per share                       0.98           0.90            0.44           0.37


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                            U.S. GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

7. Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada

The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:


Operations adjustments:
                                        For the        For the
                                        three-month    three-month     For the        For the
                                        period ended   period ended    year ended     year ended
                                        September 30,  September 30,   September 30,  September 30,
                                        2004           2003            2004           2003
                                        -------------  -------------   -------------  --------------
                                                  $               $              $               $
Net income (loss) in accordance with
U.S. GAAP                                    13,320          (1,904)        48,728          19,925
Implicit interest on convertible debt        (1,103)         (1,008)        (4,234)         (2,292)
Acquired in-process research                     --          12,000             --          12,000
Amortization of new product acquisition
costs                                           (14)            (14)           (54)            (54)
Income tax impact of the above adjustments        5            (977)            20            (962)
----------------------------------------------------------------------------------------------------
Net earnings in accordance with
Canadian GAAP                                12,208           8,097         44,460          28,617
====================================================================================================

Earnings per share in accordance with
Canadian GAAP
Basic                                          0.27            0.18           0.98            0.64
Diluted                                        0.26            0.18           0.96            0.63


Balance sheet adjustments:
                                             September 30, 2004             September 30, 2003
                                        ------------------------------------------------------------
                                         U.S. GAAP    Canadian GAAP     U.S. GAAP    Canadian GAAP
                                        -------------  -------------   -------------  --------------
                                                 $               $              $               $

Current assets                             139,032         139,054        225,035         225,203
Investments                                     --              --          1,002             775
Property, plant and equipment               31,252          31,265         20,331          20,351
Intangible assets                          407,875         420,235        265,423         277,837
Goodwill                                    27,467          28,862         27,550          29,342
Deferred debt issue expenses                 3,088           3,088          4,233           4,233
Deferred income tax asset                      897             930          1,775           1,775
Current liabilities                         51,362          51,430         50,261          50,634
Long-term debt                             127,916         110,203        129,474         107,527
Deferred income tax liability               38,257          39,376         34,603          35,742
Shareholders' equity
Equity component of convertible debt            --          24,239             --          24,239
Capital stock                              260,643         267,288        255,743         262,388
Retained earnings                          112,362         107,671         63,634          63,211
Accumulated other comprehensive
income                                      19,071          23,227         11,634          15,775




                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Balance Sheets                                        Canadian GAAP
--------------------------------------------------------------------------------
in thousands of U.S. dollars
                                                    September 30    September 30
                                                            2004            2003
                                                  ---------------  -------------
                                                      (unaudited)
ASSETS                                                         $               $

Current assets
  Cash and cash equivalents                               22,063          37,886
  Short-term investments                                  15,922         133,112
  Accounts receivable                                     46,518          19,665
  Income taxes receivable                                  9,196           5,315
  Inventories (Note 3)                                    37,270          20,163
  Prepaid expenses and deposits                            3,499           2,848
  Future income taxes                                      4,586           6,214
--------------------------------------------------------------------------------
Total current assets                                     139,054         225,203

Investments                                                   --             775
Property, plant and equipment, net                        31,265          20,351
Intangible assets, net (Note 4)                          420,235         277,837
Goodwill, net                                             28,862          29,342
Deferred debt issue expenses, net                          3,088           4,233
Future income taxes                                          930           1,775
--------------------------------------------------------------------------------
                                                         623,434         559,516
================================================================================

LIABILITIES

Current liabilities
  Accounts payable and accured liabilities                47,985          43,791
  Income taxes payable                                       731           4,821
  Instalments on long-term debt                            1,778           1,528
  Future income taxes                                        936             494
--------------------------------------------------------------------------------
Total current liabilities                                 51,430          50,634

Long-term debt                                           110,203         107,527
Future income taxes                                       39,376          35,742
--------------------------------------------------------------------------------
                                                         201,009         193,903
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Equity component of convertible debt (note 5)             24,239          24,239
Capital stock                                            267,288         262,388
Retained earnings                                        107,671          63,211
Accumulated foreign currency translation adjustments      23,227          15,775
--------------------------------------------------------------------------------
                                                         422,425         365,613
--------------------------------------------------------------------------------
                                                         623,434         559,516
================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.



                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.
Consolidated Cash Flows                                                                                      Canadian GAAP
---------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
(unaudited)                                            For the           For the
                                                       three-month       three-month       For the           For the
                                                       period ended      period ended      year ended        year ended
                                                       September 30,     September 30,     September 30,     September 30,
                                                       2004              2003              2004              2003
                                                       -------------     -------------     -------------     --------------
Operations                                                         $                 $                 $                 $
Net earnings                                                  12,208             8,097            44,460            28,617
Non-cash items
  Implicit interest on convertible debt                        1,102             1,008             4,234             2,292
  Non-controlling interest                                        --                --                --              (103)
  Amortization of deferred debt issue expenses                   291               260             1,144               646
  Other  depreciation and amortization                         4,180             2,068            16,421             8,127
  Loss  on disposal of assets                                    506             1,130               475             1,130
  Foreign currency fluctuation                                   (89)              567               342               305
  Future income taxes                                          2,834               648             6,597             2,810
  Changes in working capital items
    Accounts receivable                                      (15,052)            3,053           (27,748)            5,750
    Income taxes receivable                                   (1,373)           (1,837)           (3,752)           (4,459)
    Inventories                                               (3,700)           (2,328)          (17,157)             (411)
    Prepaid expenses and deposits                                223              (311)             (654)             (942)
    Accounts payable and accured liabilities                  (2,966)           (4,818)            3,018             9,619
    Income taxes payable                                      (3,802)            2,491            (4,051)            3,207
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                          (5,638)           10,028            23,329            56,588
---------------------------------------------------------------------------------------------------------------------------

Financing
  Long-term debt                                                  --               169             2,212           101,825
  Repayment of long-term debt                                   (471)             (784)           (3,840)           (1,979)
  Equity component of convertible debt                            --                --                --            24,239
  Repayment of balance of purchase price                          --            (2,704)               --            (2,704)
  Deferred debt issue expenses                                    --               (51)               --            (4,589)
  Issue of shares                                                 71               132             4,900             1,103
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                            (400)           (3,238)            3,272           117,895
---------------------------------------------------------------------------------------------------------------------------

Investment
  Acquisition of short-term investments                       (3,348)          (37,398)          (20,936)         (133,112)
  Disposal of short-term investments                           3,129                --           138,074            60,740
  Disposal of investments                                        141               141             1,876               637
  Acquisition of property, plant and equipment                (2,333)           (2,066)          (13,409)           (4,302)
  Disposal of property, plant and equipment                        1                --               405                --
  Acquisition of intangible assets                            (3,943)           (7,360)         (149,628)          (81,093)
  Disposal of intangible assets                                   --                --               917                --
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                         (6,353)          (46,683)          (42,701)         (157,130)
---------------------------------------------------------------------------------------------------------------------------

Foreign exchange gain on cash held
  in foreign currencies                                          101                42               277               528
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                                 (12,290)          (39,851)          (15,823)           17,881
Cash and cash equivalents, beginning of period                34,353            77,737            37,886            20,005
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      22,063            37,886            22,063            37,886
===========================================================================================================================

Additional information
  Interest received                                              674             1,019             1,031             1,427
  Interest paid                                                   31               192             6,122               342
  Income taxes paid                                            9,309             3,171            23,599            12,417
===========================================================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.
Consolidated Earnings                                                                                       Canadian GAAP
---------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data
(unaudited)
                                                   For the           For the
                                                   three-month       three-month        For the            For the
                                                   period ended      period ended       year ended         year ended
                                                   September 30,     September 30,      September 30,      September 30,
                                                   2004              2003               2004               2003
                                                   --------------    ---------------    --------------     ----------------
                                                                $                  $                 $                  $

REVENUE                                                    60,933             48,712           243,792            179,542
---------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                         11,060             12,738            54,247             44,474
Selling and administrative expenses                        18,618             16,909            76,574             63,461
Research and development expenses                           6,088              3,096            18,641             11,638
Depreciation and amortization                               4,180              2,068            16,421              8,127
---------------------------------------------------------------------------------------------------------------------------
                                                           39,946             34,811           165,883            127,700
---------------------------------------------------------------------------------------------------------------------------

Operating income                                           20,987             13,901            77,909             51,842
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Financial expenses                                          2,912              2,668            11,131              6,590
Interest income                                              (354)              (559)             (762)            (1,642)
Loss (gain) on foreign currency                              (200)                48              (308)               128
Takeover-bid expenses                                                                                               3,697
---------------------------------------------------------------------------------------------------------------------------
                                                            2,358              2,157            10,061              8,773
---------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                               18,629             11,744            67,848             43,069
Income taxes                                                6,421              3,647            23,388             14,452
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                               12,208              8,097            44,460             28,617
===========================================================================================================================

Earnings per common share
  Basic                                                      0.27               0.18              0.98               0.64
  Diluted                                                    0.26               0.18              0.96               0.63
===========================================================================================================================

Weighted average number of common shares
  Basic                                                45,561,149         44,993,431        45,286,199         44,914,944
  Diluted                                              55,214,113         45,714,290        52,787,964         45,607,992
===========================================================================================================================
AXCAN PHARMA INC.
Consolidated Retained Earnings                                                                              Canadian GAAP
---------------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars
(unaudited)
                                                   For the           For the
                                                   three-month       three-month        For the            For the
                                                   period ended      period ended       year ended         year ended
                                                   September 30,     September 30,      September 30,      September 30,
                                                   2004              2003               2004               2003
                                                   --------------    ---------------    --------------     ----------------
                                                                $                  $                 $                  $
Balance, beginning of period                               95,463             55,114            63,211             34,594
Net earnings                                               12,208              8,097            44,460             28,617
---------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                    107,671             63,211           107,671             63,211
===========================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                                                                           AXCAN PHARMA INC.


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                         Canadian GAAP
--------------------------------------------------------------------------------
(in thousands of U.S. dollars, except share related data)
(unaudited)


1.      Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2003. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2003. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.

2.      Products Acquisitions

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A for a cash purchase price of $145,000,000. The products acquired were CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to Panzytrat enzyme product line from Abbott Laboratories.

During a transition period, the sellers may act as Axcan's agents for the management of sales of these products. For the year ended September 30, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2004 were $7,667,940 ($14,255,979 in 2003), the Company only included in its revenue an amount of $4,685,673 ($9,463,645 in 2003) representing the net sales less cost of goods sold and other seller related expenses.



3.      Inventories

                                               September 30,     September 30,
                                                        2004              2003
                                               -------------     -------------
                                                           $                 $

Raw materials and packaging material                  10,311             8,441
Work in progress                                       1,781             1,466
Finished goods                                        25,178            10,256
--------------------------------------------------------------------------------
                                                      37,270            20,163
================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                        Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

4.      Intangible Assets


                                                                                         September 30, 2004
------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                                            Cost           amortization           Net
------------------------------------------------------------------------------------------------------------
                                                                     $                  $                 $
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life                                                    292,863             30,338           262,525
Indefinite life                                                170,127             12,417           157,710
------------------------------------------------------------------------------------------------------------
                                                               462,990             42,755           420,235
============================================================================================================

                                                                                          September 30, 2003
------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                                            Cost           amortization           Net
------------------------------------------------------------------------------------------------------------
                                                                     $                  $                 $
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life                                                    124,157             20,414           103,743
Indefinite life                                                186,512             12,418           174,094
------------------------------------------------------------------------------------------------------------
                                                               310,669             32,832           277,837
============================================================================================================


The cost of the product TAGAMET was transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.


5.      Equity Component of Convertible Debt


The Company issued for $125 million aggregate principal amount of its 4 1/4% convertible subordinated notes on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. For the year ended September 30, 2004, implicit interest of 9.17% and totalling $4,233,768 ($2,292,478 in 2003) was accounted for and added to the liability component.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                         Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

6.      Segmented Information

The Company considers that it operates in a single reportable field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:



                                               For the            For the
                                               three-month        three-month        For the           For the
                                               period ended       period ended       year ended        year ended
                                               September 30,      September 30,      September 30,     September 30,
                                               2004               2003               2004              2003
                                               -------------      -------------      -------------     -------------
                                                            $                  $                  $                  $
Revenue
  Canada
    Domestic sales                                      7,485              5,682             28,002             20,555
    Foreign sales                                          --                 --                 --                 --
  United States
    Domestic sales                                     41,522             30,943            162,810            113,875
    Foreign sales                                       1,421                 --              3,921                 --
  Europe
    Domestic sales                                      9,222             10,816             43,988             40,429
    Foreign sales                                       1,228              1,234              4,846              4,531
  Other                                                    55                 37                225                152
------------------------------------------------------------------------------------------------------------------------
                                                       60,933             48,712            243,792            179,542
========================================================================================================================

                                                                                      September 30,      Septembre 30,
                                                                                               2004               2003
                                                                                      -------------      ---------------
Property, plant, equipment, intangible                                                            $                  $
assets and goodwill
  Canada                                                                                     44,676             19,311
  United States                                                                             131,602            133,695
  Europe                                                                                    265,431            138,530
  Other                                                                                      38,653             35,994
------------------------------------------------------------------------------------------------------------------------
                                                                                            480,362            327,530
========================================================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                        Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)

7. Financial Information Included in the Consolidated Statement of Earnings

a) Financial expenses


                                               For the            For the
                                               three-month        three-month        For the           For the
                                               period ended       period ended       year ended        year ended
                                               September 30,      September 30,      September 30,     September 30,
                                               2004               2003               2004              2003
                                               ---------------    ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Interest on long-term debt                              2,598              2,191              9,848              5,647
Bank charges                                               23                217                139                297
Amortization of deferred debt issue
expenses                                                  291                260              1,144                646
-----------------------------------------------------------------------------------------------------------------------
                                                        2,912              2,668             11,131              6,590
========================================================================================================================


b)    Other information


                                               For the            For the
                                               three-month        three-month        For the           For the
                                               period ended       period ended       year ended        year ended
                                               September 30,      September 30,      September 30,     September 30,
                                               2004               2003               2004              2003
                                               ---------------    ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Non-controling interest                                    --                 --                 --               (103)
Rental expenses                                           394                307              1,216              1,228
Depreciation of property, plant and
  equipment                                               810              1,071              3,728              3,477
Amortization of intangible assets                       3,370                997             12,693              4,650
Investment tax credits applied against
  research and development expenses                       519                142              1,163                488



c)    Earnings per common share

The following tables reconcile the numerators and the denominators of the basic and diluted earnings per common share computations:


                                               For the            For the
                                               three-month        three-month        For the           For the
                                               period ended       period ended       year ended        year ended
                                               September 30,      September 30,      September 30,     September 30,
                                               2004               2003               2004              2003
                                               ---------------    ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Net earnings
  Basic                                                12,208              8,097             44,460             28,617
  Financial expenses relating to the
    convertible subordinated notes                      2,169                 --              6,379                 --
-----------------------------------------------------------------------------------------------------------------------

Net earnings on a diluted basis                        14,377              8,097             50,839             28,617
========================================================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements                        Canadian GAAP
--------------------------------------------------------------------------------
amounts in the tables are stated in thousands of U.S. dollars, except share related data
(unaudited)


7. Financial Information Included in the Consolidated Statement of Earnings (Continued)

c) Earnings per common share (Continued)



                                               For the            For the
                                               three-month        three-month        For the           For the
                                               period ended       period ended       year ended        year ended
                                               September 30,      September 30,      September 30,     September 30,
                                               2004               2003               2004              2003
                                               ---------------    ---------------    ---------------   ----------------
Weighted average number of common
  shares outstanding                               45,561,149         44,993,431         45,286,199         44,914,944
Effect of dilutive stock options                      728,851            548,067            820,872            472,599
Effect of dilutive equity component of
  purchase price                                           --            172,792                 --            220,449
Effect of dilutive convertible subordinated
  notes                                             8,924,113                 --          6,680,893                  --
-----------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding                     55,214,113         45,714,290         52,787,964         45,607,992
========================================================================================================================
Number of common shares outstanding
  at the end of the period                                                               45,562,336         45,004,320
========================================================================================================================
Number of common shares outstanding
  as at November 9, 2004                                                                        45,562,336
========================================================================================================================


Options to purchase 283,000 and 754,100 common shares were outstanding as at September 30, 2004 and 2003 respectively but were not included in the computation of diluted earnings per share for the years ended September 30, 2004 and 2003 respectively because the exercise price of the options was greater than the average market price of the common shares.


The $125 million aggregate principal amount of 41/4% subordinated notes, due 2008, are initially convertible into 8,924,113 common shares. The notes are convertible during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. Since this trigger event occurred during the second, the third and fourth quarter of the current fiscal year, the 8,924,113, common shares are included in the weighted average number of common shares outstanding for these periods. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements                         Canadian GAAP
--------------------------------------------------------------------------------
in thousands of U.S. dollars, except share related data
(unaudited)

8.      Stock Options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:


                                               For the            For the
                                               three-month        three-month        For the           For the
                                               period ended       period ended       year ended        year ended
                                               September 30,      September 30,      September 30,     September 30,
                                               2004               2003               2004              2003
                                               ---------------    ---------------    ---------------   ----------------

Fair value per option                                   $8.12              $5.94              $6.80              $5.41
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                                   43%                45%                44%                46%
    Risk-free interest rate                             4.04%              4.07%              4.17%              4.43%
    Expected option life (years)                            6                  6                  6                  6
    Expected dividend                                      --                 --                 --                  --


The Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced on a pro-forma basis as follows:



                                                For the           For the            For the            For the
                                                three-month       three-month        three-month        three-month
                                                period ended      period ended       period ended       period ended
                                                September 30,     September 30,      September 30,      September 30,
                                                2004              2004               2003               2003
                                                ---------------   ----------------   ----------------   ---------------
                                                   As reported          Pro-forma        As reported         Pro-forma
                                                ---------------   ----------------   ----------------   ---------------
                                                             $                  $                  $                 $
Net earnings                                            12,208             11,132              8,097             7,294
Basic earnings per share                                  0.27               0.24               0.18              0.16
Diluted earnings per share                                0.26               0.24               0.18              0.16

                                                For the           For the            For the            For the
                                                year ended        year ended         year ended         year ended
                                                September 30,     September 30,      September 30,      September 30,
                                                2004              2004               2003               2003
                                                ---------------   ----------------   ----------------   ---------------
                                                   As reported          Pro-forma        As reported         Pro-forma
                                                ---------------   ----------------   ----------------   ---------------
                                                             $                  $                  $                 $
Net earnings                                            44,460             40,174             28,617            25,399
Basic earnings per share                                  0.98               0.89               0.64              0.57
Diluted earnings per share                                0.96               0.88               0.63              0.56



                                                                                                      AXCAN PHARMA INC.
